280 East Grand Avenue · South San Francisco · CA · 94080

August 4, 2020

VIA EDGAR

Mr. Kevin Kuhar

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

RE:	Cytokinetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 4, 2020
File No. 000-50633

Dear Mr. Kuhar:

Cytokinetics, Incorporated (“Cytokinetics,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated July 20, 2020, relating to the Company’s Annual Report on Form 10-K (File No. 000-50633) for the fiscal year ended December 31, 2019 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2019

General

1.	We note that on March 3, 2020 and May 6, 2020 you posted your earnings releases on your website. Please tell us why these earnings releases were not filed in accordance with Item 2.02 of Form 8-K.

Response: The Company acknowledges the Staff’s comment, and notes that the Company inadvertently failed to furnish the March 3, 2020 and May 6, 2020 earnings releases due to an internal miscommunication regarding the requirements of Item 2.02 of Form 8-K. The Company undertakes to furnish its future earnings releases to the extent required by Item 2.02 of Form 8-K.

280 East Grand Avenue · South San Francisco · CA · 94080

Note 4 - Fair Value Measurements, page 73

2.

We note that the fair value of the liability related to the sale of future royalties is based on your current estimates of future royalties expected to be paid and are considered Level 3 inputs in the fair value hierarchy. Please revise future filings to disclose the following or tell us why such disclosure is not required:

•	Quantitative information about the significant unobservable inputs used in the fair value measurement of the liability;

•	Reconciliation of the beginning and ending balances for recurring fair value measurements categorized within Level 3;

•	Narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs.

Response: The Company acknowledges the Staff’s comments and will revise our future filings to include the following disclosure in our June 30, 2020 Form 10-Q filing:

In February 2017, we entered into a royalty purchase agreement (the “RPI Agreement”) with RPI Finance Trust (“RPI”) under which we sold a portion of our right to receive royalties on potential net sales of omecamtiv mecarbil (and potentially other compounds with the same mechanism of action) under the Amgen Agreement to RPI for a payment of $90.0 million, which is non-refundable even if omecamtiv mecarbil is never commercialized (the “RPI Royalty Monetization”). Under the Amgen Agreement, we are entitled to tiered royalties of 16.0% - 26.0% related to worldwide sales (excluding Japan) of omecamtiv mecarbil. Under the RPI Agreement, RPI is entitled to receive a royalty on omecamtiv mecarbil sales (and potentially other compounds with the same mechanism of action) that would have otherwise been payable to the Company from Amgen during the period from its commercialization to 2032. The royalty rate payable to RPI is dependent upon the commercialization date of omecamtiv mecarbil with the rate starting at 4.5% if omecamtiv mecarbil is commercialized prior to July 1, 2022 and increasing thereafter up to 5.5%. Concurrently, we entered into a common stock purchase agreement with RPI through which RPI purchased 875,656 shares of the Company’s common stock for $10.0 million. We allocated the consideration and issuance costs on a relative fair value basis to the Liability related to the sale of future royalties (the “RPI Liability”) and the common stock, which resulted in the RPI Liability being initially recognized at $92.3 million

We account for the RPI Royalty Monetization as a liability primarily because we have significant continuing involvement in generating the royalty stream under the Amgen Agreement. If and when omecamtiv mecarbil is commercialized and royalties become payable under the Amgen Agreement, we will recognize the portion of royalties paid to RPI from Amgen as non-cash revenue with a corresponding decrease to the RPI Liability.

In order to amortize the RPI Liability, we estimate the future royalties to be paid by Amgen to RPI over the life of the arrangement. The excess of future estimated

280 East Grand Avenue · South San Francisco · CA · 94080

royalty payments over the $92.3 million of allocated proceeds, less issuance costs, is recognized as non-cash interest expense using the effective interest method. Consequently, we estimate an imputed rate of interest on the unamortized portion of the RPI Liability, which was approximately 17% as of June 30, 2020 and December 31, 2019.

We periodically assess the amount and timing of expected royalty payments using a combination of internal projections and forecasts from external sources. To the extent such payments are greater or less than our initial estimates or the timing of such payments is materially different than its original estimates, we will prospectively adjust the amortization of the RPI Liability and the effective interest rate.

There are a number of factors that could materially affect the amount and timing of royalty payments from Amgen, most of which are not within our control. The RPI Liability is recognized using significant unobservable inputs. These inputs are derived using internal management estimates developed based on third party data, including data from Amgen who has primary commercialization responsibilities, and reflect management’s judgements, current market conditions surrounding competing products, and forecasts. The significant unobservable inputs include the estimated patient population, estimated selling price, estimated peak sales and sales ramp, the expected term of the royalty stream, timing of the expected launch and its impact on the royalty rate as well as the overall probability of a successful Phase 3 trial. A significant change in unobservable inputs could result in a material increase or decrease to the effective interest rate of the RPI Liability. During 2019 and through the first six months of 2020, there were no material changes to the significant unobservable inputs used to recognize the RPI Liability.

Changes to the RPI Liability related to the sale of future royalties are as follows (in thousands):

	2020	2019
Beginning balance, January 1	$143,276	$122,473
Interest accretion	5,689	4,819
Amortization of issuance costs	18	16

Ending balance, March 31	148,983	127,308
Interest accretion	5,912	5,064
Amortization of issuance costs	19	16

Ending balance, June 30	$154,914	$132,388

We recognized $5.9 million and $5.1 million in non-cash interest expense for the three months ended June 30, 2020 and 2019, respectively, and $11.6 million and $9.9 million in non-cash interest expense for the six months ended June 30, 2020 and 2019, respectively, related to the RPI Agreement.

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

280 East Grand Avenue · South San Francisco · CA · 94080

Please direct any questions or comments regarding this filing to the undersigned at (650) 624-3206.

Yours truly,

/s/ Ching Jaw
Ching Jaw
Senior Vice President, Chief Financial Officer